

March 1, 2012

Via E-mail
Dishan Guo
Chief Executive Officer
China Internet Café Holdings Group, Inc.
c/o Gregory Sichenzia, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor,
New York, NY 10006

>   **Re: China Internet Café Holdings Group, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 3, 2011**
>   **File No. 333-173407**
>   **Amendment No. 1 to Form 10-K for the year ended December 31, 2010**
>   **Filed August 16, 2011**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
>   **Filed November 21, 2011**
>   **File No. 000-52832**

Dear Mr. Guo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Selling Shareholders, page 26

1.   We note your response to comment one of our letter dated August 8, 2011, and your revised disclosure. Please address the following points:

- As previously requested, please clarify for us whether any of the selling shareholders who are not registered broker-dealers or affiliates of registered broker-dealers are in the business of underwriting securities.

- Please revise your broker-dealer disclosure on page 26 to identify Halycon as a registered broker-dealer. In this regard, we note your footnote disclosure to this effect on page 30.

- Please note that the footnote numbers included in the table do not match the footnote numbers in the footnotes to the table. Please revise the numbers accordingly.

- Please confirm to us, if true, that the selling security holders who are registered broker-dealers and affiliates of registered broker-dealers received the securities being registered for resale by them as compensation for placement agent services in connection with your February 22, 2011 private placement. For any of such selling security holder for whom you cannot provide such confirmation, please tell us the circumstances under which such selling security holder received its securities.

The Offering, page 8

2.   We note your response to comment six of our letter dated August 8, 2011, and your revised disclosure. We note that you now disclose that you have 21,308,247 shares of common stock outstanding prior to the offering and that you anticipate having 28,081,276 shares of common stock outstanding after the offering. However, we note that your letter to us dated February 3, 2012 disclosed that you have 21,254,377 shares of common stock outstanding prior to the offering and that you anticipate having 28,027,406 shares of common stock outstanding after the offering. Please clarify for us which of these sets of figures is correct. If necessary, please revise your prospectus so that it contains the correct figures for the numbers of shares outstanding.

Selling Shareholders, page 26

3.   We note your response to comment 16 of our letter dated August 8, 2011. Notwithstanding your response, you do not appear to have revised your disclosure in response to the comment. As previously requested, please revise the heading of the second column to indicate that it represents the number of shares of currently outstanding common stock held prior to the offering, and revise the heading of the third column to indicate that it represents the number of shares of common stock beneficially owned and offered pursuant to the prospectus.

Management's Discussion and Analysis . . . , page 46

Overview, page 46

4.   We note your response to comment 27 in our letter dated August 8, 2011, and your
        revised disclosure. We note in particular the following new statement on page 46: "Their
        [Chinese Internet Café Online's] research represents the belief of a third party and not
        that of the Company." As you have adopted the third-party's statement that you are the
        largest Internet café chain operator in Shenzhen by publishing it in your prospectus,
        please revise the aforementioned sentence to clarify that the statement does represent the
        company's belief.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 15. Income Tax, page F-20

5.   We note your response to comment 39 from our letter dated August 8, 2011 and are still
        unclear why there "are no material timing differences" generating deferred tax assets
        and/or liabilities other than your net operating loss carryforwards. Although you indicate
        that depreciation of your property, plant and equipment and intangible assets are the same
        for book and tax purposes and that your revenues are primarily on a cash basis, we note
        that you reflect other items in your financial statements that would appear to generate
        temporary differences, such as deferred revenue and payroll accruals. Please clarify if
        you did not recognize these other deferred tax assets and/or liabilities due to
        immateriality and, if so, explain how this treatment complies with U.S. GAAP. If you
        did recognize these other deferred tax assets and/or liabilities within your financial
        statements, please disclose, as previously requested, the components of your deferred tax
        assets and liabilities on a gross basis as required by ASC 740-10-50-2.

Note 23. Additional Information – Condensed Financial Statements of the Company, page F-28

6.   We note your response to comment 41 from our letter dated August 8, 2011 that the
        information required by Rule 4.08(e)(1) is included in the "Risks Related to Our
        Business" section of your registration statement. Considering these requirements are
        form and content rules for the financial statements, you must include this information
        within the financial statements. Accordingly, please revise your financial statements to
        disclose the most significant restrictions on the payment of dividends indicating their
        sources and pertinent provisions and the amount of retained earnings or net income that is
        restricted as required by Rule 4.08(e)(1) of Regulation S-X as well as the disclosures
        required by Rule 4.08(e)(3)(ii) and Rule 12.04(b) of Regulation S-X.

7.	We note your response to comment 43 from our letter dated August 8, 2011 and your changes to the parent only financial statements in this footnote. Please address the following items:

- We note that you have changed the line item called "Net loss" to "Net loss of parent company only." Please explain to us why you believe it is appropriate to have a subtotal between income taxes and share of income from subsidiaries and clarify how your presentation complies with Rule 5-03(b) of Regulation S-X. Considering the share of income from subsidiaries is part of the net income of the parent company, the title "Net loss of parent company only" does not appear to be an appropriate title. Please revise.

- Additionally, please revise your statements of cash flows on page F-30 to begin with your net income and not the subtotal for net loss prior to share of income from subsidiaries.

Condensed Consolidated Financial Statements for September 30, 2011, page F-31

Note 12. Series A Preferred Stock and Warrants, page F-45

8.	We note your response to comment 46 from our letter dated August 8, 2011 and have the following comments:

- Tell us in further detail how you determine the fair value of your common stock. In doing so, explain how you apply the market approach in determining enterprise value and discuss the significant estimates and assumptions used in your valuations. Also explain how often you perform valuations and/or adjust the fair value of your common stock.

- As previously requested, please tell us in sufficient detail how you determined the fair values of the bifurcated embedded derivative on your convertible preferred stock and the derivative warrant liability. Please note that the fair values of your derivatives should be determined using appropriate valuation models, such as a lattice, binomial, and/or Monte Carlo simulation approach.

- Tell us if you utilize an independent appraisal firm to assist you in determining the fair value of your common stock and/or derivatives.

9.	We note your response to comment 47 from our letter dated August 8, 2011 that you had not used current prices of actual trades of your common stock in your valuation of your warrants and the embedded derivative in your Series A Preferred Stock at March 31, 2011 because trading of your shares has been "sporadic." We further note that in your valuations of these derivatives as of June 30, 2011 and September 30, 2011 you have continued to use $2.16 as the fair value of your common stock even though your shares

Dishan Guo
China Internet Café Holdings Group, Inc.
March 1, 2012
Page 5

have traded between $0.50 and $1.25 in the six months ended September 30, 2011. Please note that fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Although it is reasonable that the fair value of your common shares may not exactly equal your publicly traded market prices, we are unclear why you believe the market prices, generally Level 1 inputs, are not relevant observable inputs and should be disregarded in determining the fair value of your common stock. Please note that it is the SEC Staff's and FASB Staff's views that a quoted market price in an active market, as defined in ASC 820-10-20, for an identical asset is most representative of fair value and thus is required to be used, generally without adjustment, in fair value measurements. Furthermore, transactions in inactive markets, although likely not determinative, should be considered in management's estimate of fair value if those transactions are orderly, as defined in ASC 820-10-20. Accordingly, please tell us in detail why it appears you do not consider recent prices from actual sales of your common stock to be relevant observable inputs. If you do not believe your common shares are actively traded, please tell us in reasonable detail how you reached that conclusion including explaining why transaction frequency and volumes are insufficient to provide ongoing pricing information. Additionally, please tell us if you believe that the persons who have traded in your stock are not market participants, as defined in ASC 820-10-20, or the transactions are not orderly such that you believe it is appropriate to disregard publicly traded stock prices in estimating fair value.

Note 16. Earnings per Share, page F-53

10.   We note your response to comment 48 from our letter dated August 8, 2011 that you have revised diluted EPS to account for the dilutive effect of potentially issuable shares. However, you do not appear to have included any of these potentially dilutive shares in your calculation of diluted EPS and continue to disclose that all potentially issuable shares were anti-dilutive. As previously requested, please demonstrate to us how your Series A preferred stock and warrants were antidilutive to earnings per share. If you believe these shares should have been included in your diluted EPS calculations, please revise your filing accordingly. Please note that if you exclude these shares from diluted EPS, your basic and diluted EPS figures should be equal and you should not adjust the numerator of your diluted EPS calculations for the preferred stock dividends or gains and losses on your derivative instruments. We note that your Form 10-Q for the quarterly period ending September 30, 2011 erroneously presents a diluted EPS figure for the 9 months ended September 30, 2011 that exceeds the basic EPS figure.

Recent Sales of Unregistered Securities, page 68

11.   We note your response to comment 49 in our letter dated August 8, 2011. As previously requested, please briefly expand your disclosure to state the facts upon which you relied to qualify for an exemption from registration under Rule 506 of Regulation D for the private placement on February 22, 2011.

Exhibit 5.1

12.   We note your response to comment 51 in our letter dated August 8, 2011, as well as
        counsel's revised legality opinion. The opinion still fails to address the fact that 474,967
        of the shares are already issued and outstanding. Please have counsel revise its opinion
        accordingly.

Amendment No. 1 to Form 10-K for the year ended December 31, 2010

Controls and Procedures, page 44

Management's Report on Internal Control over Financial Reporting, page 44

13.   We note your response to comment 52 from our letter dated August 8, 2011 and the
        revisions made in your Form 10-K/A filed August 16, 2011. Although your revised
        disclosures indicate that disclosure control and procedures were not effective at
        December 31, 2010, you do not indicate that your internal controls over financial
        reporting were not effective at December 31, 2010. Please revise your filing to
        affirmatively indicate that your internal controls over financial reporting were not
        effective.

Form 10-Q for the quarter ended September 30, 2011

Item 4. Controls and Procedures, page 14

Evaluation of our Disclosure Controls, page 14

14.   We note that your chief executive officer and chief financial officer have concluded that
        your disclosure controls and procedures are effective. However, we also note that you
        disclose that there have been no changes in your internal control over financial reporting
        in the fiscal quarter. Since you concluded that you disclosure controls and procedures
        were not effective for the quarter ended June 30, 2011, please explain to us how you were
        able to conclude that they were effective in the quarter ended September 30, 2011
        without any changes in your internal control over financial reporting.

Exhibit 31.1

15.   We note that you have modified the language in paragraph 4 to remove internal control
        over financial reporting from the introductory language. Please amend your report to
        include certifications with the exact wording from Item 601 of Regulation S-K.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars at (202) 551-3848 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie at (202) 551-3876 or me, Dietrich King, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara Ransom
Assistant Director

cc: Gregory Sichenzia, Esq.